Exhibit 99.1

Polestar reports Q1 2025 revenue growth of 84% and significant gross margin improvement to positive

•	Growing share of higher margin models in sales mix and continuing cost reduction measures start to drive financial and operational performance improvement
•	Gross margin improved by 15ppts to 7% versus Q1 2024
•	Net loss reduced by 31%; an Adjusted EBITDA loss improvement of 46% year-on-year
•	Over USD 900 million worth of financing facilities secured or renewed in Q1 2025
•	Cash position of USD 732 million as of end Q1 2025

GOTHENBURG, SWEDEN – 12 May 2025. Polestar (Nasdaq: PSNY) reports select financial and operational results for the quarter ended March 31, 2025 (Q1 2025).

Michael Lohscheller, Polestar CEO, said: “We continue to make great progress, transforming our commercial operations and taking steps to reduce our cost base. We are selling more cars, at improved margins, resulting in revenue growth of 84%, a gross margin that is now positive, at 7%, and a narrowing net loss. We have a strong and growing line-up of attractive cars, with an expanding network of retail partners across key markets. The geopolitical environment and market conditions are challenging, but we are on the right track and doing the right things.”

Key financial highlights

	For the three months ended March 31,
(in millions of U.S. dollars)	2025	2024	Change %
Revenue	608	330	84.2
Gross margin %	6.8%	-7.7%	+14.5	ppts
Net loss	(190)	(276)	(31.2)
Adjusted EBITDA	(115)	(212)	(45.7)
Cash balance	732	784	(6.6)

•	Retail sales totaled an estimated 12,304 cars, up 76.4% YoY supported by a growing uptake of newer models
•	Revenue increased by USD 278 million, up 84.2% YoY, driven predominantly by higher volumes and favorable shift in the product mix

•	Gross margin at a positive 6.8%, an improvement of 14.5ppts YoY, due to a growing share of higher margin models, however impacted by more competitive pricing compared with the Q1 2024 level
•	Net loss of USD 190 million, a decrease of USD 86 million, driven by gross profit improvement and fixed cost savings and a positive foreign exchange impact within net finance expenses, partially offset by our share of the losses in the Joint Venture (JV) with Hubei Xingji Meizu Group Co. Ltd and lower positive fair value change of earn out rights
•	Adjusted EBITDA loss of USD 115 million, decreased by USD 97 million due to gross margin improvement, cost savings from headcount reduction in 2024, optimized marketing spend, and positive FX impacts partially offset by the share of losses in the JV in China
•	Cash position of USD 732 million is nearly at the same level as the 2024 year-end cash position of USD 739 million

Preliminary key operational highlights

The table below summarizes key preliminary operational highlights as of and for the three months ended March 31, 2025:

	For the three months ended March 31,
	2025	2024	% Change
Retail sales [1]	12,304	6,975	76.5
• including external vehicles with repurchase obligations	183	527	(65.3)
• including internal vehicles	395	234	68.8
Markets[2]	27	27	unch
Sales points[3]	159	158	0.6
of which sales points, excluding China	154	116	32.8
Service points[4]	1,190	1,173	1.4

(1)	Retail sales figures are sales to end customers. Retail Sales include new cars handed over via all sales channels and all sale types, including but not restricted to internal, fleet, retail, rental and leaseholders’ channels across all markets irrespective of their market model and setup and may or may not generate directly revenue for Polestar.
(2)	Represents the markets in which Polestar operates.
(3)	Represents Sales Points, including retail locations which are physical facilities (such as showrooms), actively selling Polestar cars, and pre-space activations, which represent locations with an ongoing project to build a retail location that have already started selling Polestar cars.
(4)	Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.

Key loan facilities and funding highlights

•	Over USD 800 million in term facilities secured from several banks at the end of 2024
•	Over USD 900 million worth of facilities secured or renewed in February 2025
○	Further up to USD 450 million in term facilities secured
○	Green Trade Finance Facility (TFF) with a syndicate of global banks renewed for EUR 480 million

As previously announced regarding the Company’s USD 950 million ‘club loan’, the lenders agreed to amend the revenue covenant for 2024 to ensure its compliance and also agreed to waive testing of the year-end 2024 and Q1 2025 debt-to-asset ratio covenant. The Company is continuing to have a constructive dialogue with lenders regarding its future club loan obligations.

We continue to work closely with Geely Group on securing new equity and debt funding.

The Company is still at an acceptable debt level in relation to its loan covenants.

Key recent developments

•	Polestar to launch in France in summer 2025 with Stéphane Le Guevel appointed Managing Director
•	As a result of a change in market focus and strategy, the business of the JV in China has been terminated and distribution rights transferred to Polestar. Polestar remains fully committed to the Chinese market and will continue to pursue its long-term strategy for growth and innovation, whilst protecting its premium brand position in China.

Key business and operational highlights

•	Polestar 2 model year 2026 introduced and available to order, including new features and technology updates
•	Polestar 3 achieved a five-star Euro NCAP rating, setting new standards for child occupancy protection
•	Polestar 4 won ‘Car of the Year’ in South Korea
•	Digital key functionality added to Polestar 3 and Polestar 4 thanks to over-the-air update capability
•	Polestar 2024 Annual Sustainability report published: CO2 emissions reduced by 25% per car sold
•	Polestar Energy launched in 11 markets, offering customers smarter, more efficient and cheaper home charging

Unaudited reconciliation of GAAP and Non-GAAP measures

Adjusted EBITDA

	For the three months ended March 31,
(in millions of U.S. dollars)	2025	2024
Net loss	(190)	(276)
Fair value change - Earn-out rights	(12)	(83)
Fair value change - Class C Shares	1	(1)
Finance income	(37)	(3)
Finance expense	93	125
Income tax expense	(1)	2
Depreciation and amortization	31	24
Adjusted EBITDA (non-GAAP)	(115)	(212)

Conference call

Michael Lohscheller, CEO, and Jean-Francois Mady, CFO, will host a conference call today, 12 May 2025, at 14:00 CET. To join the call, please follow the instructions available under Events on the Polestar Investor Relations website.

Notes

All financial figures are in millions of U.S. dollars (USD). Unless stated otherwise, the performance shown in this press release covers the three-month period ended 31 March 2025 (Q1 2025), compared to the three-month period ended 31 March 2024 (Q1 2024).

Calendar

Polestar expects to report its retail sales volumes for Q2 2025 on 10 July 2025.

Contacts

Anna Gavrilova

Head of Investor Relations

anna.gavrilova@polestar.com

Theo Kjellberg

Head of Corporate Communications

theo.kjellberg@polestar.com

Polestar Automotive Holding UK PLC

Polestar uses both generally accepted accounting principles (“GAAP,” i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance and for other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when assessing Polestar's operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

The non-GAAP financial measures used in this press release are Adjusted EBITDA and Free Cash Flow:

Adjusted EBITDA

Adjusted EBITDA is calculated as net loss, adjusted to exclude listing expense, fair value change - Earn-out rights, fair value change - Class C Shares, finance expense, finance income, income tax benefit (expense), depreciation and amortization, impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets, restructuring costs, disposals of investments, and unusual operating income and expenses that are considered rare or discrete events and are infrequent in nature. Depreciation and amortization includes (1) depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) and (2) depreciation and amortization expense. Restructuring costs include expenses associated with programs that were planned and controlled by management, and materially changed either (1) the scope of a business undertaken by the Group or (2) the manner in which business is conducted. Disposals of investments include disposals of, by sales or otherwise, (1) debt or equity financial instruments issued by another entity that are held as investments, (2) intangible assets, (3) property, plant, and equipment, and (4) groups of assets and liabilities representing disposal groups that were transferred together as part of individual transactions.

This measure is reviewed by management and management considers it to be a relevant measure for understanding the underlying operating results and trends of the core business prior to the impact of any adjusting items.

Prior to December 2024, Adjusted EBITDA was calculated as net loss, adjusted for listing expense, fair value change - Earn-out rights, fair value change - Class C Shares, interest income, interest expense, income tax benefit (expense), depreciation and amortization, and the impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets.

The calculation was refined during December 2024 to change interest income and interest expense to finance income and finance expense, respectively, in order to exclude the effects of all items associated with financing activities of the Group instead of only interest related items. Additionally, exclusions for restructuring costs, disposals of investments, and unusual other operating income and expenses that are considered rare or discrete events and are infrequent in nature were added to the calculation to further refine management's view of earnings from core operations. The definition of depreciation and amortization was also changed to include depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) to account for the Group's change in the pattern of consumption of the future economic benefits embodied in internally developed and acquired intellectual property for the Polestar 2 from the straight-line method to units of production method in the fourth quarter of the year ended December 31, 2023. This method is also applicable to internally developed and acquired intellectual property for the Polestar 4, which entered production in the fourth quarter of the year ended December 31, 2023 and the Polestar 3, which entered production in the first quarter of the year ended December 31, 2024. The change to the definition of depreciation and amortization clarifies that the impact of all depreciation and amortization, irrespective of methodology and expense nature, is excluded from net loss for this measure. These changes provide a clearer view of earnings from core operations from management's perspective and improve comparability of earnings from core operations across reporting periods. Accordingly, Adjusted EBITDA for the comparative period is recast for the new calculation and presented alongside the historical calculation for comparability.

Statement regarding unaudited financial and operational results

The unaudited financial and operational information published in this press release is subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from work performed during Polestar’s year-end audit. This could result in differences from the unaudited operational and financial information published herein. For the avoidance of doubt, the unaudited operational and financial information published in this press release should not be considered a substitute for the financial information filed with the SEC in Polestar’s Annual Reports on Form 20-F.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 27 markets globally across North America, Europe and Asia Pacific.

Polestar has three models in its line-up: Polestar 2, Polestar 3, and Polestar 4. Planned models include the Polestar 5 four-door GT (to be introduced in 2025), the Polestar 6 roadster and the Polestar 7 compact SUV. With its vehicles currently manufactured on two continents, North America and Asia, Polestar plans to diversify its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar’s comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Forward-looking statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) Polestar’s ability to continue to meet stock exchange listing standards; (7) changes in domestic and foreign business, market, financial, political and legal conditions; (8) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (9) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (10) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (11) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (12) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (13) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (14) risks related to future market adoption of Polestar’s offerings; (15) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (16) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (17) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (18) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (19) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (20) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, tax audits, investigations and inquiries; (21) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (22) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (23) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.